# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Coincheck Group N.V., CIK 0001913847
CUSIP: N20967118
Title of class of securities: Ordinary Shares, nominal value Euro 0.01 per share
Address of issuer's principal executive offices: Nieuwezijds Voorburgwal 162, Amsterdam, Netherlands (P7), 1012 SJ
Date of event which requires filing of this statement: 06/09/2026
Filed by CIK 0001106215
Persons authorized to receive notices and communications: KDDI Corporation, The Linkpillar 1 North, 2-21-1 Takanawa, Minato-ku, Tokyo, Japan (M0), 108-8618, 813-3347-0077; Tong Yu, Esq., Paul, Weiss, Rifkind, Wharton & Garrison, 2-2-2, Uchisaiwaicho, Chiyoda-ku, Tokyo, Japan (M0), 100-0011, 813-3597-8101

## Reporting persons
- KDDI Corporation (CIK 0001106215): type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 28,536,516; shared voting power 136,247,594; sole dispositive power 28,536,516; shared dispositive power 0; aggregate amount beneficially owned 28,536,516 (14.9% of the class); the aggregate amount excludes certain shares
  Comment: The Reporting Person may be deemed to share with Monex Group, Inc., the controlling shareholder of the Issuer ("Monex"), the power to vote or direct the vote of the 136,247,594 ordinary shares of the Issuer beneficially owned by Monex as disclosed in the report on Schedule 13D filed by Monex with the U.S. Securities and Exchange Commission on May 14, 2026 (together with the Shares reported on row 7, representing 85.9% of the outstanding ordinary shares of the Issuer calculated on the basis described in Item 5 of this Schedule 13D), due to Monex's agreement to vote in favor of electing a person nominated by the Reporting Person to serve on the board of directors of the Issuer as further described herein. The Reporting Person and Monex have no other voting agreement with respect to, share no power to dispose or direct the disposition of, and share no pecuniary interest in, any ordinary shares of the Issuer, including the Shares and the ordinary shares of the Issuer beneficially owned by Monex. The Reporting Person expressly disclaims formation of a group with Monex with respect to any ordinary shares of the Issuer, including the Shares and the ordinary shares of the Issuer beneficially owned by Monex.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, nominal value Euro 0.01 per share
Name of issuer: Coincheck Group N.V.
Address of issuer's principal executive offices: Nieuwezijds Voorburgwal 162, Amsterdam, Netherlands (P7), 1012 SJ

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by KDDI Corporation, a Japanese joint stock company (kabushiki kaisha) (the "Reporting Person").

The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of the Reporting Person are set forth on Appendix A attached hereto.
Residence or business address: The address of the principal business office of the Reporting Person is The Linkpillar 1 North, 2-21-1 Takanawa, Minato-ku, Tokyo 108-8618, Japan.
Present principal occupation or employment: The Reporting Person is engaged principally in the business of providing telecommunications services.
Criminal convictions in the last five years: During the last five years, neither the Reporting Person nor any person listed in Appendix A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither the Reporting Person nor any person listed in Appendix A hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The jurisdiction of organization of the Reporting Person is Japan.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person acquired beneficial ownership of 28,536,516 ordinary shares of the Issuer reported on this Schedule 13D (the "Shares") for aggregate consideration of $65,063,256.48 on June 9, 2026. The source of the funds used to acquire such beneficial ownership was the working capital of the Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Items 3, 5 and 6 is hereby incorporated by reference into this Item 4.

The Reporting Person acquired the Shares as an investment and to seek business opportunities with the Issuer and its subsidiaries and affiliates. Consistent with such purposes, and pursuant to the share subscription and investor rights agreement between the Reporting Person and the Issuer, dated May 12, 2026 (the "Share Subscription Agreement")and the agreement between the Reporting Person and Monex Group, Inc., the controlling shareholder of the Issuer ("Monex"), dated May 12, 2026 (the "Acknowledgement Agreement"), each further described below, subject to the limitations, rules and requirements under applicable law, limitations under the articles of incorporation of the Issuer, as amended, as well as any restrictions under the transaction documents described in Item 6, including the aforementioned agreements, the Reporting Person may engage in communications with, without limitation, management of the Issuer, one or more members of the board of directors of the Issuer, other shareholders of the Issuer and other relevant parties, and may make suggestions, concerning the business, assets, capitalization, financial condition, operations, governance, management, prospects, strategy, strategic transactions, financing strategies and alternatives, and future plans of the Issuer, and such other matters as the Reporting Person may deem relevant to its investment in the Issuer, which communications and suggestions may include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Pursuant to the Share Subscription Agreement and the Acknowledgement Agreement, the Reporting Person expects to nominate a person to be elected in or around September 2026 to serve as a member of the board of directors of the Issuer.

The foregoing descriptions of the Share Subscription Agreement and the Acknowledgement Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the respective agreements, which are filed hereto as Exhibits 1 and 3 and are incorporated by reference herein.

In 2025, the Reporting Person established a joint venture with Coincheck, Inc., a subsidiary of the Issuer organized under the laws of Japan, and au Financial Holdings Corporation, a subsidiary of the Reporting Person organized under the laws of Japan. As a further strategic step forward, the Reporting Person intends to collaborate with Coincheck, Inc., through a business alliance, on initiatives aimed at expanding the digital asset market in Japan, including through mutual customer referral programs and related revenue sharing and referral fees.

Depending on various factors (including, without limitation, the Issuer's financial position and strategic direction, actions taken by the board of directors of the Issuer, market conditions and general economic and industry conditions), and subject to certain restrictions and limitations included in the transaction documents described in Item 6, the Reporting Person may take such actions with respect to its investment in the Issuer as the Reporting Person deems appropriate, including, without limitation, purchasing additional ordinary shares or other financial instruments of or related to the Issuer, selling some or all of its beneficial holdings to a third party, or transferring some or all of its beneficial holdings to a subsidiary or affiliate, and/or otherwise changing its intention with respect to any and all matters referred to in this Item 4. Furthermore, the Reporting Person may, from time to time, propose modifications or additions to the business dealings with the Issuer or its subsidiaries and affiliates.

Except as set forth herein, the Reporting Person does not have plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

The information set forth in this Item 4 is subject to change or update from time to time, and there can be no assurances that the Reporting Person will or will not exercise or take, or cause to be exercised or taken, any of the arrangements or actions described above or actions similar thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in rows 7 through 11 and 13 of the cover page of this Schedule 13D is incorporated herein by reference.

As of the date on the cover page of this Schedule 13D, the Reporting Person beneficially owns 28,536,516 Shares, representing 14.9% of the outstanding ordinary shares of the Issuer. This ownership percentage has been calculated based on 162,983,725 ordinary shares outstanding as disclosed in the Form 6-K filed by the Issuer with the U.S. Securities and Exchange Commission (the "SEC") on May 12, 2026, plus an additional 277,732 ordinary shares which the Reporting Person understands, based on information provided by the Issuer, to be issued and outstanding as a result of the conversion of certain restricted share units subsequent to the filing of the Form 6-K, plus the 28,536,516 of Shares reported herein.

The Reporting Person has the sole power to vote or direct the vote and to dispose or direct the disposition of the Shares.

The Reporting Person may be deemed to share with Monex, the controlling shareholder of the Issuer, the power to vote or direct the vote of the 136,247,594 ordinary shares of the Issuer beneficially owned by Monex as disclosed in the report on Schedule 13D filed by Monex with the SEC) on May 14, 2026 (together with the Shares, representing 85.9% of the outstanding ordinary shares of the Issuer calculated on the same basis as described in the immediately preceding paragraph), due to Monex's agreement to vote in favor of electing a person nominated by the Reporting Person to serve on the board of directors of the Issuer as further described in Item 6. The Reporting Person and Monex have no other voting agreement with respect to, share no power to dispose or direct the disposition of, and share no pecuniary interest in, any ordinary shares of the Issuer, including the Shares and the ordinary shares of the Issuer beneficially owned by Monex. The Reporting Person expressly disclaims formation of a group with Monex with respect to any ordinary shares of the Issuer, including the Shares and the ordinary shares of the Issuer beneficially owned by Monex.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, the Reporting Person has not effected any transactions in the Issuer's ordinary shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as set forth in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The responses to Items 3, 4 and 5 are incorporated by reference into Item 6.

Share Subscription Agreement

On June 9, 2026, the Reporting Person purchased 28,536,516 Shares newly issued by the Issuer for $65,063,256.48, or $2.28 per share, pursuant to the Share Subscription Agreement, dated May 12, 2026. The Shares are subject to a lock-up provision in the Share Subscription Agreement, which provides that the Shares shall not be transferable, saleable, assignable or pledgeable until six months after the consummation of the purchase, subject to certain limited exceptions. Under the Share Subscription Agreement, the Reporting Person has the right to nominate a person to serve as a member of the board of directors of the Issuer. The foregoing description of the Share Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Subscription Agreement, which is filed as Exhibit 1 hereto and is incorporated by reference herein.

Registration Rights Agreement

On May 12, 2026, the Reporting Person and the Issuer entered into a registration rights agreement (the "Registration Rights Agreement"), which became effective as of the consummation of the purchase and pursuant to which the Issuer granted certain demand registration rights and piggyback rights to the Reporting Person with respect to the Shares following the six-month lock-up period as set forth in the Share Subscription Agreement. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is filed as Exhibit 2 hereto and is incorporated by reference herein.

Acknowledgement Agreement

On May 12, 2026, the Reporting Person and Monex entered into the Acknowledgement Agreement pursuant to which Monex agreed to vote in favor of electing a person nominated by the Reporting Person to serve on the board of directors of the Issuer. The foregoing description of the Acknowledgement Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Acknowledgement Agreement, which is filed as Exhibit 3 hereto and is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Share Subscription and Investor Rights Agreement between the Reporting Person and the Issuer, dated May 12, 2026 (incorporated by reference to Exhibit 99.3 to the Issuer's report on Form 6-K filed with the SEC on May 12, 2026)

Exhibit 2 - Registration Rights Agreement between the Reporting Person and the Issuer, dated May 12, 2026 (incorporated by reference to Exhibit 99.4 to the Issuer's report on Form 6-K filed with the SEC on May 12, 2026)

Exhibit 3 - Acknowledgement Agreement between the Reporting Person and Monex, dated May 12, 2026 (incorporated by reference to Exhibit 99.4 to Monex's report on Schedule 13D filed with the SEC on May 14, 2026)

## Signatures
- KDDI Corporation: /s/ Hiromichi Matsuda, Hiromichi Matsuda, President, Representative Director and CEO (06/09/2026)